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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 1)

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                               LaBranche & Co Inc.
                            (Name of Subject Company)

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                               LaBranche & Co Inc.
                        (Name of Filing Person -- Issuer)

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               Series A Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

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                                  505447 20 1
                      (CUSIP Number of Class of Securities)

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                            George M.L. LaBranche, IV
                               LaBranche & Co Inc.
                               One Exchange Plaza
                            New York, New York 10006
                                 (212) 425-1144
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                  and Communications on Behalf of the Offeror)

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                                   Copies to:
                                Jeffrey M. Marks
                                Steven I. Suzzan
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
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                        CALCULATION OF REGISTRATION FEE
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        Transaction Valuation*                   Amount of Filing Fee**
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              $30,340,000                               $2,791.28
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* The amount assumes the purchase of 30,000 shares of Series A preferred stock, par value $0.01 per share, of LaBranche & Co Inc. (the "Shares"), at a price per Share of $1,000 in cash.

**    Calculated as $92 for each $1,000,000 of the transaction value

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $2,791.28    Filing Party:  LaBranche & Co Inc.
Form or Registration No.:  5-56767      Date Filed:    January 18, 2002


      [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]  third-party tender offer subject to Rule 14d-1.

      [x]  issuer tender offer subject to Rule 13e-4.

      [ ]  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on (this "Schedule TO") filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche") on January 18, 2002. The Schedule TO relates to the offer by LaBranche to purchase up to 30,000 of the outstanding shares of its Series A preferred stock, (the "Shares"), at a purchase price of $1,000 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated January 18, 2002 (the "Offer to Purchase"), as amended herein, and in the related Letter of Transmittal, copies of which have been filed as Exhibits
(a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

      The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

       Except as provided herein, this Amendment No. 1 does not alter the terms and conditions previously set forth in the Offer to Purchase, and should be read in conjunction with the Offer to Purchase.

ITEM 4.     TERMS OF THE TRANSACTION

       The Summary Term Sheet of the Offer to Purchase is hereby amended by amending the fourth and fifth sentences of the answer to "How many Shares am I entitled to tender pursuant to the Offer? How many of my Shares will you purchase?" to read as follows:

       "... If the total number of Shares validly tendered (and not withdrawn) prior to the Expiration Date is more than 30,000, we will purchase from each tendering stockholder ("Pro Rata Share") (1) the number of Shares tendered by such stockholder which does not exceed 30% of the number of Shares owned by such stockholder (the "Minimum Tendered Shares") plus (2) such tendering stockholder's Individual Pro
       Rata Share of the difference, if any, between 30,000 and the total Mimimum Tendered Shares tendered by all stockholders. Each stockholder's "Individual Pro Rata Share" will be equal to the ratio of (i) the number of Excess Tendered Shares tendered by such stockholder to (ii) the total number of Excess Tendered Shares tendered by all stockholders and "Excess Tendered Shares" means the Shares tendered by each tendering stockholder that are more than 30% of the number of Shares owned by such stockholder."

       Section 2 of The Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended by amending the third paragraph thereof to read as follows:

       "... If the total number of Shares validly tendered (and not withdrawn) prior to the Expiration Date is more than 30,000, we will purchase from each tendering stockholder ("Pro Rata Share") (1) the number of Shares tendered by such stockholder which does not exceed 30% of the number of Shares owned by such stockholder (the "Minimum Tendered Shares") plus (2) such tendering stockholder's Individual Pro
       Rata Share of the difference, if any, between 30,000 and the total Mimimum Tendered Shares tendered by all stockholders. Each stockholder's "Individual Pro Rata Share" will be equal to the ratio of (i) the number of Excess Tendered Shares tendered by such stockholder to (ii) the total number of Excess Tendered Shares tendered by all stockholders and "Excess Tendered Shares" means the Shares tendered by each tendering stockholder that are more than 30% of the number of Shares owned by such stockholder."

       Section 10 of The Offer to Puchase ("Conditions to the Offer") is hereby amended by amending paragraph (a)(ii) thereof to read as follows:

       "(ii) in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise) income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of the Offer or the Purchase to us; or"

       Section 10 of The Offer to Purchase is also hereby amended by amending the first sentence of the last paragraph thereof to read as follows:

       "The forgoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us) and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Date, in our sole discretion."

ITEM 10.    FINANCIAL STATEMENTS.

      The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of LaBranche are not required.

ITEM 12.    EXHIBITS.

The following Exhibits are filed herewith:

      (a)(1)(A)   Offer to Purchase dated January 18, 2002.

      (a)(1)(B)   Letter of Transmittal.*

      (a)(1)(C)   Notice of Guaranteed Delivery.*

      (a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).*

      (a)(2)      None.

      (a)(3)      None.

      (a)(4)      None.

      (a)(5)      None.

      (b)         None.

      (c)         None.

      (d)(1) Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

      (d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

      (d)(3) RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

      (g)         None.

      (h)         None.

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*previously filed.


ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               LABRANCHE & CO INC.


                                               By: /s/ George M.L. LaBranche, IV
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                                                   George M.L. LaBranche, IV
                                                   Chairman, President and
                                                        Chief Executive Officer

Dated: January 24, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

(a)(1)(A)         Offer to Purchase dated January 18, 2002.

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).*

(a)(2)            None.

(a)(3)            None.

(a)(4)            None.

(a)(5)            None.

(b)               None.

(c)               None.

(d)(1) Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(d)(3) RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(g)               None.

(h)               None.

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*previously filed.